                                                Filed Pursuant to rule 424(b)(5)
                                           Registration Statement Nos. 333-14297
                                                                       333-52485


                THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AND IS SUBJECT TO COMPLETION OR AMENDMENT.

                  SUBJECT TO COMPLETION, DATED AUGUST 28, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 21, 1998)

                                  (FORD LOGO)

                               FORD MOTOR COMPANY
                        $
                     % DEBENTURES DUE                  , 2028
                            ------------------------

     The   % Debentures due             , 2028 (the "Debentures") are offered
for sale in the United States, Europe and Asia. See "Underwriting." Interest on
the   % Debentures is payable semiannually on             and             of
each year, commencing on                     . The Debentures may not be
redeemed by Ford Motor Company ("Ford") prior to maturity unless certain events occur involving United States taxation. See "Description of Debentures -- Redemption".

     The Debentures will be represented by one or more global debentures (the "Global Debentures") registered in the name of the Depository's nominee. Beneficial interests in the Global Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants, including the U.S. Depositaries for Cedel and Euroclear. Except as described herein, Debentures in definitive form will not be issued. The Debentures will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Debentures will, therefore, settle in immediately available funds. All payments of principal and interest will be made by Ford in immediately available funds. See "Description of Debentures -- Same-Day Settlement and Payment" and "-- Global Clearance and Settlement Procedures".

     Application has been made to the Luxembourg Stock Exchange and to the Stock Exchange of Singapore Limited (the "Singapore Stock Exchange" and together with the Luxembourg Stock Exchange the "Exchanges") for permission to deal in, and for listing of, the Debentures on such Exchanges.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



=========================================================================================================
                                                                    UNDERWRITING
                                                 PRICE TO          DISCOUNTS AND         PROCEEDS TO
                                                PUBLIC(1)          COMMISSIONS(2)         FORD(1)(3)
---------------------------------------------------------------------------------------------------------
Per Debenture.............................          %                    %                    %
---------------------------------------------------------------------------------------------------------
Total.....................................          $                    $                    $
=========================================================================================================

(1) Plus accrued interest, if any, from                     , 1998.

(2) Ford has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $       to be paid by Ford.

                            ------------------------

     The Debentures are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters, and certain other conditions. The Underwriters reserve the right to withdraw or cancel such offer and to reject orders in whole or in part. It is expected that delivery of the Global Debentures will be made in book-entry form
only on or about           , 1998 through the facilities of the Depository,
Cedel and Euroclear, against payment therefor in immediately available funds.

                            ------------------------

MERRILL LYNCH & CO.                                              LEHMAN BROTHERS
                            ------------------------
        The date of this Prospectus Supplement is                , 1998.

     THE LUXEMBOURG STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS DOCUMENT AND THE PROSPECTUS.

     THE SINGAPORE STOCK EXCHANGE ASSUMES NO RESPONSIBILITY FOR THE CORRECTNESS OF ANY OF THE STATEMENTS OR OPINIONS MADE OR REPORTS CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS. ADMISSION TO THE OFFICIAL LIST IS NOT TO BE TAKEN AS AN INDICATION OF THE MERITS OF THE ISSUER OR OF THE DEBENTURES.

     THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS INCLUDE PARTICULARS GIVEN IN COMPLIANCE WITH THE REQUIREMENTS OF THE SINGAPORE STOCK EXCHANGE FOR THE PURPOSE OF GIVING INFORMATION WITH REGARD TO FORD. FORD ACCEPTS FULL RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND CONFIRMS, HAVING MADE ALL REASONABLE INQUIRIES, THAT TO THE BEST OF ITS KNOWLEDGE AND BELIEF THERE ARE NO OTHER FACTS THE OMISSION OF WHICH WOULD MAKE ANY STATEMENT HEREIN MISLEADING IN ANY MATERIAL RESPECT.

     OFFERS AND SALES OF THE DEBENTURES ARE SUBJECT TO RESTRICTIONS IN RELATION TO THE UNITED KINGDOM, JAPAN AND SINGAPORE, DETAILS OF WHICH ARE SET OUT IN "UNDERWRITING" BELOW. THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND THE OFFERING OF THE DEBENTURES IN CERTAIN OTHER JURISDICTIONS MAY ALSO BE RESTRICTED BY LAW.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, DEBENTURES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

     In this Prospectus Supplement and accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to "dollars", "$" and "U.S.$" are to United States dollars.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K Report"), Ford's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998 (the "1998 10-Q Reports") and Ford's Current Reports on Form 8-K dated January 27, 1998, February 2, 1998 (the "February 8-K Report"), March 2, 1998, March 13, 1998, April 7, 1998, April 8, 1998, April 16, 1998 and June 23, 1998, are incorporated in this Prospectus Supplement by reference. All documents filed by Ford pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus Supplement and prior to the termination of the offering of the Debentures shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the date of filing such documents.

     The financial statements which are incorporated in this Prospectus Supplement and accompanying Prospectus by reference to the 1997 10-K Report and the February 8-K Report have been audited by PricewaterhouseCoopers LLP (f/k/a Coopers & Lybrand L.L.P.) ("PricewaterhouseCoopers"), 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their reports therein, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

     PricewaterhouseCoopers have given and not withdrawn their written consent to the issue of this Prospectus Supplement and the accompanying Prospectus with the incorporation by reference herein of their report dated January 26, 1998 in the 1997 10-K Report and in the February 8-K Report on the audited financial statements of Ford for the financial years ended December 31, 1997.

     This Prospectus Supplement and accompanying Prospectus, together with the documents incorporated by reference herein, will be available free of charge at the office of Banque Internationale a Luxembourg S.A., 69 route d'Esch L-1470, Luxembourg.

               DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD

Michael D. Dingman
Director

William Clay Ford, Jr.
Director

William Clay Ford
Director

Irvine O. Hockaday, Jr.
Director

Marie-Josee Kravis
Director

Ellen R. Marram
Director

Homer A. Neal
Director

Carl E. Reichardt
Director

John L. Thornton
Director

Alex Trotman
Chairman of the Board, President and Chief Executive Officer

W. Wayne Booker
Vice Chairman

Edward E. Hagenlocker
Vice Chairman (Chairman, Visteon Automotive Systems)

John M. Devine
Executive Vice President and Chief Financial Officer

Jacques A. Nasser
Executive Vice President (President, Ford Automotive Operations)

Peter J. Pestillo
Executive Vice President -- Corporate Relations

Kenneth Whipple
Executive Vice President

Carlos E. Mazzorin
Group Vice President -- Purchasing

Richard Parry-Jones
Group Vice President -- Product Development

Robert L. Rewey
Group Vice President -- Marketing, Sales and Service

Charles W. Szuluk
Group Vice President (President, Visteon Automotive Systems)

Robert H. Transou
Group Vice President -- Manufacturing

Gurminder S. Bedi
Vice President -- Truck Vehicle Center

William W. Boddie
Vice President -- Small and Medium Car Vehicle Center

Kenneth R. Dabrowski
Vice President -- Quality and Process Leadership

James D. Donaldson
Vice President, Ford (President, Ford of Europe Incorporated)

Wayne S. Doran
Vice President, Ford (Chairman, Ford Motor Land Development Corporation)

Edsel B. Ford II
Vice President and Director

Ronald E. Goldsberry
Vice President -- General Manager, Ford Customer Service Division

Elliott S. Hall
Vice President -- Civic and External Affairs

John T. Huston
Vice President -- Powertrain Operations

Mark W. Hutchins
Vice President -- General Manager, Lincoln-Mercury Division

Martin I. Inglis
Vice President -- Product and Business Strategy

Kenneth K. Kohrs
Vice President -- Large and Luxury Car Vehicle Center

Vaughn A. Koshkarian
Vice President, Ford (Chairman and Chief Operating Officer, Ford Motor (China) Ltd.)

Robert O. Kramer
Vice President -- Human Resources

Roman J. Krygier
Vice President -- Advanced Manufacturing Engineering

Malcolm S. Macdonald
Vice President and Treasurer

John W. Martin, Jr.
Vice President -- General Counsel

J. C. Mays
Vice President -- Design

John P. McTague
Vice President -- Technical Affairs

James E. Miller
Vice President

Janet G. Mullins
Vice President -- Washington Affairs

James G. O'Connor
Vice President -- General Manager, Ford Division

James J. Padilla
Vice President (President, Ford Brazil and Argentina)

Helen O. Petrauskaus
Vice President -- Environmental and Safety Engineering

William F. Powers
Vice President -- Research

Neil W. Ressler
Vice President -- Advance Vehicle Technology

John M. Rintamaki
Secretary

Ross H. Roberts
Vice President, Ford (President, Ford
Investment Enterprise Corporation)

Dennis E. Ross
Vice President and Chief Tax Officer

David W. Scott
Vice President -- Public Affairs

William A. Swift
Vice President and Controller, Ford Automotive Operations

David W. Thursfield
Vice President -- Vehicle Operations

Henry D.G. Wallace
Vice President (Chief Financial Officer and Vice President, European Strategic Planning)

Robert J. Womac
Vice President (Executive Vice President, Operations, Visteon Automotive
Systems)

     All of the officers listed above are full-time employees of Ford or its subsidiaries.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Debentures will be used for general corporate purposes of Ford or its affiliates. Net proceeds to be paid to Ford
will be U.S. $            .

                                 CAPITALIZATION

     The capitalization of Ford and its subsidiaries at June 30, 1998 is as follows (in millions of U.S. dollars):

                                                               JUNE 30,
                                                                 1998
                                                               --------
                                                              (UNAUDITED)
AUTOMOTIVE
Debt payable within one year, including the current portion
  of long-term debt.........................................   $    855
Long-term debt..............................................      7,365
Minority interests in net assets of subsidiaries............        102
FINANCIAL SERVICES
Debt........................................................    115,750
Minority interests in net assets of subsidiaries............        361
Ford-obligated mandatorily redeemable preferred securities
  of subsidiary trust holding solely junior subordinated
  debentures of Ford........................................        678
STOCKHOLDER'S EQUITY
Preferred Stock, par value $1.00 per share (aggregate
  liquidation preference of $177 million)...................      *
Common Stock, par value $1.00 per share
  Issued and outstanding -- 1,150 million shares............      1,150
Class B Stock, par value $1.00 per share
  Issued and outstanding -- 71 million shares...............         71
Capital in excess of par value of stock.....................      5,337
Accumulated other comprehensive income......................     (1,496)
ESOP loan and treasury stock................................       (680)
Earnings retained for use in business.......................     18,688
                                                               --------
TOTAL STOCKHOLDER'S EQUITY..................................     23,070
                                                               --------
TOTAL CAPITALIZATION........................................   $148,181
                                                               ========

---------------
* Less than 1 million.

     In addition to the $           aggregate principal amount of Debentures
being offered hereby, Ford has issued $500,000,000 aggregate principal amount of long-term debt securities since June 30, 1998. Except as set forth herein, there has been no material change in the capitalization of Ford since June 30, 1998 to the date of this Prospectus Supplement.

                           DESCRIPTION OF DEBENTURES

     The following description of the particular terms of the Debentures offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus. The Debentures are part of the $3,000,000,000 aggregate principal amount of Debt Securities of Ford, $700,000,000 of which was registered in October 1996 and $2,300,000,000 of which was registered in May 1998, to be issued on terms to be determined at the time of sale. In addition to the Debentures offered hereby, Debt Securities in the aggregate principal amount of $500,000,000 previously have been sold.

GENERAL

     The Debentures will initially be limited to $            aggregate
principal amount. Ford may, without the consent of the holders of the Debentures, create and issue additional debentures ranking pari passu with the Debentures in all respects so that such further debentures shall be consolidated and form a single series with the Debentures and shall have the same terms as to status, redemption or otherwise as the Debentures. No additional debentures may be issued if an Event of Default has occurred with respect to the Debentures.

     The Debentures will be unsecured obligations of Ford and will mature on
          , 2028. The Debentures will bear interest from        , 1998 at the
rate per annum set forth on the cover page of this Prospectus Supplement,
payable on        and        of each year, commencing           , to the persons
in whose names the Debentures are registered at the close of business on the
preceding        and        , respectively, subject to certain exceptions.

     The Debentures are not subject to redemption prior to maturity unless certain events occur involving United States taxation. In such event, the Debentures will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See "Description of Debentures -- Redemption."

BOOK-ENTRY, DELIVERY AND FORM

     The Debentures will be issued in the form of one or more fully registered Global Debentures which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Beneficial interests in the Global Debentures will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Debentures through either the Depository (in the United States) or Cedel Bank, societe anonyme ("Cedel") or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Cedel and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. Citibank, N.A. will act as depositary for Cedel and The Chase Manhattan Bank will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries"). Beneficial interests in the Global Debentures will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Debentures may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     The Depository has advised as follows: It is a limited-purpose trust company which holds securities for its participating organizations (the "Participants") and facilitates the settlement among Participants of securities transactions in such securities through electronic book-entry changes in its Participants' accounts. Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or indirect participants.

     The Depository advises that its established procedures provide that (i) upon issuance of the Debentures by Ford, the Depository will credit the accounts of Participants designated by the Underwriters with the principal amounts of the Debentures purchased by the Underwriters, and (ii) ownership of interests in the Global Debentures will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository, the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Debentures is limited to such extent.

     So long as a nominee of the Depository is the registered owner of the Global Debentures, such nominee for all purposes will be considered the sole owner or holder of the Debentures under the Indenture. Except as provided below, owners of beneficial interests in the Global Debentures will not be entitled to have Debentures registered in their names, will not receive or be entitled to receive physical delivery of Debentures in definitive form, and will not be considered the owners or holders thereof under the Indenture (as defined in the accompanying Prospectus).

     Neither Ford, the Trustee, any Paying Agent nor the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Debentures, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Debentures registered in the name of the Depository's nominee will be made by the Trustee to the Depository. Under the terms of the Indenture, Ford and the Trustee will treat the persons in whose names the Debentures are registered as the owners of such Debentures for the purpose of receiving payment of principal and interest on such Debentures and for all other purposes whatsoever. Therefore, neither Ford, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Debentures to owners of beneficial interests in the Global Debentures. The Depository has advised Ford and the Trustee that its present practice is to credit the accounts of the Participants on the appropriate payment date in accordance with their respective holdings in principal amount of beneficial interests in the Global Debentures as shown on the records of the Depository, unless the Depository has reason to believe that it will not receive payment on such payment date. Payments by Participants and indirect participants to owners of beneficial interests in the Global Debentures will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Participants or indirect participants.

     If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by Ford within 90 days, Ford will issue Debentures in definitive form in exchange for the Global Debentures. In addition, Ford may at any time determine not to have the Debentures represented by Global Debentures and, in such event, will issue Debentures in definitive form in exchange for the Global Debentures. In either instance, an owner of a beneficial interest in the Global Debentures will be entitled to have Debentures equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debentures in definitive form. Debentures so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     Cedel advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedel holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

     Distributions with respect to Debentures held beneficially through Cedel will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedel.

     Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions with respect to Debentures held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. In the event definitive Debentures are issued, Ford will appoint a paying agent and transfer agent in Luxembourg and Singapore.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by Ford in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Debentures will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debentures.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the Debentures will be made in immediately available funds. Secondary market trading between Depository Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected by the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Debentures in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Cedel Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

     Because of time-zone differences, credits of Debentures received in Cedel or Euroclear as a result of a transaction with a Depository Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Debentures settled during such processing will be reported to the relevant Euroclear or Cedel Participants on such business day. Cash received in Cedel or Euroclear as a result of sales of Debentures by or through a Cedel Participant or a Euroclear Participant to a Depository Participant will be received with value on the Depository settlement date but will be available in the relevant Cedel or Euroclear cash account only as of the business day following settlement in the Depository.

     Although the Depository, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Debentures among participants of the Depository, Cedel and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

PAYMENT OF ADDITIONAL AMOUNTS

     Ford will, subject to the exceptions and limitations set forth below, pay as additional interest on each series of Debentures, such additional amounts as are necessary in order that the net payment by Ford or a paying agent of the principal of and interest on the Debentures to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Debentures to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

          (1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

             (a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

             (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

             (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

             (d) being or having been a "10-percent shareholder" of Ford as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

          (2) to any holder that is not the sole beneficial owner of the Debenture, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

          (3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Debenture, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

          (4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford or a paying agent from the payment;

          (5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

          (6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

          (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Debenture, if such payment can be made without such withholding by any other paying agent; or

          (8) in the case of any combination of items (1), (2), (3), (4), (5),
     (6) and (7).

The Debentures are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "Description of Notes -- Redemption", Ford shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

     As used under this heading "Payment of Additional Amounts" and under the headings "Description of Notes -- Redemption", "Certain United States Tax Documentation Requirements" and "United States Taxation of Non-United States Persons" the term "United States" means the

United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, "United States person" means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source and "non-United States person" means a person who is not a United States person.

REDEMPTION

     If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, Ford becomes or will become obligated to pay additional amounts as described herein under the heading "Payment of Additional Amounts" or (b) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to Ford or any affiliate, that results in a substantial probability that Ford will or may be required to pay such additional amounts, then Ford may, at its option, redeem, as a whole, but not in part, Debentures on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that Ford determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under the Debentures. No redemption pursuant to (b) above may be made unless Ford shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading "Payment of Additional Amounts" and Ford shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford is entitled to redeem the Debentures pursuant to their terms.

NOTICES

     Notices to holders of the Debentures will be published in Authorized Newspapers in The City of New York, in London, and, so long as the Debentures are listed on the Luxembourg Stock Exchange, in Luxembourg and on the Singapore Stock Exchange, in Singapore. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, in Luxembourg in the Luxemburger Wort and in Singapore in the Business Times. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

APPLICABLE LAW AND SERVICE OF PROCESS

     The Debentures and the Indenture will be governed by and construed in accordance with the laws of the State of New York. Ford has designated CT Corporation System in New York City as the authorized agent to receive service of process in the State of New York.

              CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

     A beneficial owner of a Debenture will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

     Exemption for Non-United States persons (IRS Form W-8). A beneficial owner of a Debenture that is a non-United States person (other than certain persons that are related to Ford through stock ownership as described in clauses (x)(a) and (b) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax") can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8 (Certificate of Foreign Status). Copies of IRS Form W-8 may be obtained from the Luxembourg listing agent.

     Exemption for Non-United States persons with effectively connected income (IRS Form 4224). A beneficial owner of a Debenture that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on a Debenture is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

     Exemption or reduced rate for Non-United States persons entitled to the benefits of a treaty (IRS Form 1001). A beneficial owner of a Debenture that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form 1001 (Ownership, Exemption or Reduced Rate Certificate).

     Exemption for United States Persons (IRS Form W-9). A beneficial owner of a Debenture that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

     United States federal income tax reporting procedure. A beneficial owner of a Debenture, or, in the case of IRS Forms 1001 and 4224, its agent, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Debenture. For example, if the beneficial owner is listed directly on the books of Euroclear or Cedel as the holder of the Debenture, the IRS Form must be provided to Euroclear or Cedel, as the case may be. Each other person through which a Debenture is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Debenture, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Debenture. For example, in the case of Debentures held through Euroclear or Cedel, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax", if a beneficial owner of the Debenture provides an IRS Form W-8 to a securities clearing organization, bank or other financial institution that holds the Debenture on its behalf.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1999, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     EACH HOLDER OF A DEBENTURE SHOULD BE AWARE THAT IF IT DOES NOT PROPERLY PROVIDE THE REQUIRED IRS FORM, OR IF THE IRS FORM (OR, IF PERMISSIBLE, A COPY OF SUCH FORM) IS NOT PROPERLY TRANSMITTED TO AND RECEIVED BY THE UNITED STATES PERSON OTHERWISE REQUIRED TO WITHHOLD UNITED STATES FEDERAL INCOME TAX, INTEREST ON THE DEBENTURE MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX AT A 30% RATE AND THE HOLDER (INCLUDING THE BENEFICIAL OWNER) WILL NOT BE ENTITLED TO ANY ADDITIONAL AMOUNTS FROM FORD DESCRIBED UNDER THE HEADING "DESCRIPTION OF DEBENTURES -- PAYMENT OF ADDITIONAL AMOUNTS" WITH RESPECT TO SUCH TAX. SUCH TAX, HOWEVER, MAY IN CERTAIN CIRCUMSTANCES BE ALLOWED AS A REFUND OR AS A CREDIT AGAINST SUCH HOLDER'S UNITED STATES FEDERAL INCOME TAX. THE FOREGOING DOES NOT DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAX WITHHOLDING THAT MAY BE RELEVANT TO FOREIGN HOLDERS OF THE DEBENTURES. INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS FOR SPECIFIC ADVICE CONCERNING THE OWNERSHIP AND DISPOSITION OF DEBENTURES.

              UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

INCOME AND WITHHOLDING TAX

     In the opinion of Sullivan & Cromwell, special tax counsel to the Company, and Shearman & Sterling, counsel for the Underwriters, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

          (i) payments of principal and interest on a Debenture that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related to Ford through stock ownership, and
     (c) either (A) the beneficial owner of the Debenture certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Debenture certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Debenture or such owner's agent provides an IRS Form 1001 claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Debenture or such owner's agent provides an IRS Form 4224; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

          (ii) a non-United States person will not be subject to United States federal withholding tax on any gain realized on the sale, exchange or redemption of a Debenture unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

          (iii) a Debenture owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford entitled to vote and the income on the Debenture would not have been effectively connected with a U.S. trade or business of the individual.

     Interest on a Debenture that is effectively connected with the conduct of a trade or business in the United States by a holder of a Debenture who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to payments of principal and interest made on a Debenture and the proceeds of the sale of a Debenture within the United States to non-corporate holders of the Debentures, and "backup withholding" at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

     Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Ford or a paying agent to a non-United States person on a Debenture if, in the case of interest, the IRS Form described in clause (y) or (z) in Paragraph (i) under "Income and Withholding Tax" has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under "Income and Withholding Tax" and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

     Payments of the proceeds from the sale of a Debenture made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Debenture to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1999, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

     Interest on a Debenture that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.
                         ------------------------------

                          INFORMATION CONCERNING FORD

     Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. Ford is the world's largest producer of trucks and the second largest producer of cars and trucks combined. Ford and its subsidiaries also engage in automotive-related businesses, such as, financing and renting vehicles and manufacturing automotive components and systems.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture, assembly and sale of cars and trucks and related parts and accessories. Substantially all of Ford's automotive products are marketed through retail dealerships, most of which are privately owned and financed.

     The primary activities of the Financial Services segment consist of financing operations, vehicle and equipment leasing and rental operations, and insurance operations. These activities are conducted primarily through Ford's subsidiaries, Ford Motor Credit Company ("Ford Credit") and The Hertz Corporation ("Hertz").

                     SELECTED FINANCIAL DATA AND OTHER DATA

     The following table sets forth selected financial data and other data concerning Ford:

                                           SIX MONTHS ENDED
                                             OR AT JUNE 30                 YEARS ENDED OR AT DECEMBER 31
                                          -------------------   ----------------------------------------------------
                                            1998       1997       1997       1996       1995       1994       1993
                                            ----       ----       ----       ----       ----       ----       ----
                                              (UNAUDITED)
                                                    (IN MILLIONS EXCEPT PER SHARE AND UNIT SALES AMOUNTS)
CONSOLIDATED STATEMENT OF INCOME
  INFORMATION
Automotive
  Sales.................................  $ 60,385   $ 62,842   $122,935   $118,023   $110,496   $107,137   $ 91,568
  Operating income......................     4,728      4,148      6,946      2,516      3,281      5,826      1,432
  Net income............................     3,286      2,739      4,714      1,655      2,056      3,913      1,008
Financial Services Revenues.............    13,488     14,737     30,692     28,968     26,641     21,302     16,953
  Income before gain on spin-off of The
    Associates and income taxes.........        --         --         --         --         --         --         --
  Gain on spin-off of The Associates....    15,955         --         --         --         --         --         --
  Income before income taxes............    17,403      2,029      3,857      4,222      3,539      2,792      2,712
  Net income............................    16,741      1,260      2,206      2,791      2,083      1,395      1,521
Total Ford
  Net income............................    20,027      3,999      6,920      4,446      4,139      5,308      2,529
Amounts Per Share of Common Stock and
  Class B Stock After Preferred Stock
  Dividends*
  Basic earnings per share..............     16.47       3.34       5.75       3.73       3.58       4.97       2.27
  Diluted earnings per share............     16.11       3.27       5.62       3.64       3.33       4.44       2.10
  Cash dividends........................      0.84      0.805      1.645       1.47       1.23       0.91       0.80
CONSOLIDATED BALANCE SHEET INFORMATION
Automotive
  Total assets..........................    86,921     83,328     85,079     79,658     72,772     68,639     61,737
  Debt payable within one year..........       855      1,624      1,129      1,661      1,832        155        932
  Long-term debt -- noncurrent
    portion.............................     7,365      6,695      7,047      6,495      5,475      7,103      7,084
Financial Services
  Total assets..........................   141,350    188,088    194,018    183,209    170,511    150,983    137,201
  Debt..................................   115,750    155,531    160,071    150,205    141,317    123,713    103,960
  Deposit accounts**....................        --         --         --         --         --         --     10,549
Total Ford
  Total assets..........................   228,271    271,416    279,097    262,867    243,283    219,622    198,938
  Debt..................................   123,970    163,850    168,247    158,361    148,624    130,971    122,525
  Stockholders' equity..................    23,070     29,113     30,734     26,762     24,547     21,659     15,574
  Cash dividends........................     4,274        987      2,020      1,800      1,559      1,205      1,086
OTHER DATA
Total Ford
  Capital expenditures..................     4,011      3,751      8,717      8,651      8,997      8,546      6,814
  Depreciation and amortization of
    special tools.......................     6,892      6,395     13,583     12,791     11,719      9,336      7,468
  Worldwide vehicle unit sales of cars,
    trucks and tractors (in
    thousands)..........................     3,507      3,560      6,943      6,653      6,606      6,853      6,184

------------
  * Share data have been restated to reflect the 2-for-1 stock split that became effective June 6, 1994.

 ** Deposit accounts relate to First Nationwide Financial Corporation (for
1993).

                                FINANCIAL REVIEW

OVERVIEW

     Ford's worldwide net income was $2,381 million in second quarter 1998, or $1.91 per diluted share of Common and Class B Stock, compared with $2,530 million, or $2.06 per diluted share in second quarter 1997. Excluding the earnings contribution of Associates First Capital Corporation ("The Associates") of $197 million, and a net one-time gain of $100 million, Ford's second quarter 1997 operating earnings were $2,233 million, or $1.82 per diluted share. Ford's worldwide sales and revenues were $37.3 billion in second quarter 1998, down $3 billion from a year ago. Vehicle unit sales of cars and trucks were 1,786,000, down 93,000 units. Stockholders' equity was $23.1 billion at June 30, 1998, down $7.7 billion compared with December 31, 1997, reflecting primarily The Associates spin-off.

     The Associates is a consumer and commercial finance organization in which Ford owned an 80.7% economic interest. On April 7, 1998, Ford's interest in The Associates was spun-off to its stockholders. As a result of the spin-off, in the first quarter of 1998 Ford realized a gain of $15,955 million based on the fair value of The Associates as of March 12, 1998, the record date for determining stockholders to participate in the spin-off. For further details on the spin-off, see Ford's quarterly report on Form 10-Q for the first quarter of 1998.

RESULTS OF OPERATIONS

     Ford's worldwide net income for the Automotive sector in second quarter 1998 and 1997 and first half 1998 and 1997 was as follows (in millions):

                                                    SECOND QUARTER                 FIRST HALF
                                               -------------------------    -------------------------
                                                                   1998                         1998
                                                                   O/(U)                        O/(U)
                                                1998      1997     1997      1998      1997     1997
                                                ----      ----     -----     ----      ----     -----
North American Automotive..................    $1,655    $1,441    $214     $2,665    $2,461    $204
Automotive Outside North America
       Europe..............................       310       157     153        540       262     278
       South America.......................        14        25     (11)       (31)      (22)     (9)
       Other...............................        72       112     (40)       112        38      74
                                               ------    ------    ----     ------    ------    ----
     Total Automotive Outside
       North America.......................       396       294     102        621       278     343
                                               ------    ------    ----     ------    ------    ----
          Total Automotive Sector..........    $2,051    $1,735    $316     $3,286    $2,739    $547
                                               ======    ======    ====     ======    ======    ====

     The Automotive sector includes Automotive operations and Visteon Automotive Systems, Ford's automotive systems enterprise.

     Ford's worldwide net income for the Financial Services group in second quarter 1998 and 1997 and first half 1998 and 1997 was as follows (in millions):

                                                 SECOND QUARTER                 FIRST HALF
                                              ---------------------    ----------------------------
                                                              1998                           1998
                                                              O/(U)                          O/(U)
                                              1998    1997    1997      1998       1997      1997
                                              ----    ----    -----     ----       ----      -----
Ford Credit...............................    $300    $279    $  21    $   578    $  555    $    23
Hertz.....................................      75      54       21        110        74         36
Gain on Hertz IPO.........................      --     269     (269)        --       269       (269)
Minority Interests, Eliminations, and
  Other...................................     (45)     (4)     (41)       (79)      (27)       (52)
                                              ----    ----    -----    -------    ------    -------
     Financial Services (excluding The
       Associates)........................     330     598     (268)       609       871       (262)
The Associates............................      --     197     (197)       177*      389       (212)
Gain on Spin-off of The Associates........      --      --       --     15,955        --     15,955
                                              ----    ----    -----    -------    ------    -------
          Total Financial Services........    $330    $795    $(465)   $16,741    $1,260    $15,481
                                              ====    ====    =====    =======    ======    =======
Memo: Ford's share of earnings in Hertz...    $ 60    $ 45    $  15    $    89    $   65    $    24

---------------
* Through March 12, 1998

SECOND QUARTER 1998 COMPARED WITH SECOND QUARTER 1997

Automotive Sector

     Worldwide earnings for Ford's Automotive sector were $2,051 million in second quarter 1998 on sales of $31.3 billion, compared with $1,735 million in second quarter 1997 on sales of $32.8 billion. Excluding a one-time charge of $169 million for restructuring actions in second quarter 1997, earnings in second quarter 1998 increased $147 million compared with a year ago. The improvement in earnings reflects primarily continued cost reductions and improved product mix, offset partially by lower market share and higher marketing incentives. Adjusted for constant volume and mix, total automotive costs were down $900 million compared with second quarter a year ago. In second half 1998, a sizable restructuring charge is expected to be incurred for a voluntary retirement/separation program to be offered to employees in the coming months.

     Automotive sector earnings in North America were $1,655 million in second quarter 1998, up $214 million compared with a year ago. The increase reflected primarily cost reductions and nonrecurrence of second quarter 1997 restructuring actions, offset partially by lower market share. The after-tax return on sales was 7.3% in second quarter 1998, up 1.1 points from a year ago.

     The seasonally-adjusted annual selling rate for the U.S. car and truck industry was 16.5 million units in second quarter 1998, up from 14.8 million units in second quarter 1997. Ford expects car and truck industry sales for full-year 1998 to be slightly higher than the 15.5 million units in 1997. Ford's combined U.S. car and truck share was 24% in second quarter 1998, down 1.6 points from a year ago, reflecting primarily the discontinuation of five low-margin vehicle lines and reduced low-margin fleet business.

     Automotive sector earnings in Europe were $310 million, up $153 million compared with second quarter a year ago. The improvement reflected primarily cost reductions and higher dealer stocks. Higher marketing incentives were a partial offset.

     The seasonally-adjusted annual selling rate for the European car and truck industry was 15.4 million units in second quarter 1998, up from 14.6 million units in second quarter 1997. European car and truck industry sales for full-year 1998 are expected to be higher than the 15 million units in 1997. Ford's combined European car and truck market share was 10.4% in second quarter 1998, down 1.3 points from a year ago. The decline reflects primarily new model launches by competitors and Ford production constraints.

     Automotive sector earnings in South America were $14 million in second quarter 1998, down $11 million compared with second quarter a year ago. In second quarter 1998, the seasonally-adjusted annual selling rate for the Brazilian car and truck industry totaled 1.7 million units, compared with 2.1 million units in second quarter a year ago. For full-year 1998, Ford expects car and truck industry sales in Brazil to be lower than the 1.9 million units in 1997. Ford's combined car and truck share in Brazil was 13.8% in second quarter 1998, down 4/10 of a point from second quarter 1997.

     Visteon earned $241 million on revenues of $4,725 million in second quarter 1998, compared with $210 million on revenues of $4,720 million in second quarter a year ago. The improvement in earnings reflects primarily continuing cost reductions. The after-tax return on sales was 5.1% in second quarter 1998, up 7/10 of a point from a year ago.

Financial Services Group

     With the completion of The Associates spin-off, Financial Services group earnings now reflect primarily the results of Ford Credit and Ford's share of the earnings of Hertz.

     Earnings at Ford Credit in second quarter 1998 were $300 million, up $21 million compared with second quarter a year ago. The increase reflects primarily improved yields, lower credit loss reserve requirements, and increased gains on receivable sales. Higher depreciation expense for leased vehicles (reflecting lower-than-anticipated residual values on leased vehicles) and increased operating costs were partial offsets. Compared with a year ago, lower financing margins resulted from higher depreciation expense for leased vehicles, which is expected to continue to adversely affect Ford Credit's earnings for the remainder of 1998.

     Earnings at Hertz in second quarter 1998 were a record $75 million (of which $60 million was Ford's share), up $21 million from the same period a year ago. The increase reflects primarily higher revenues in U.S. car rental operations.

FIRST HALF 1998 COMPARED WITH FIRST HALF 1997

     Ford's operating earnings were $3,895 million, or $3.14 per diluted share of Common and Class B Stock, in first half 1998, compared with $3,510 million, or $2.87 per diluted share, in first half 1997 excluding The Associates.

     Operating results in first half 1998 exclude a one-time gain of $15,955 million, or $12.90 per diluted share, resulting from the spin-off of The Associates, and a one-time earnings per share reduction of $0.07 per share resulting from the premium paid to repurchase the company's Series B Cumulative Preferred Stock. Results in first half 1997 include a one-time gain of $269 million on the initial public offering of the common stock of Hertz, offset partially by a one-time charge of $169 million for restructuring actions. Including one-time factors, Ford's reported earnings in first half 1998 were $20,027 million, or $16.11 per diluted share, compared with $3,999 million, or $3.27 per diluted share, in first half 1997. Ford's results in first half 1998 include Ford's share of The Associates' earnings through March 12, the record date for the spin-off of The Associates.

     Ford's worldwide sales and revenues in first half 1998 were $73.9 billion, down $3.7 billion from a year ago. Vehicle unit sales of cars and trucks were 3,507,000, down 53,000 units.

Automotive Sector

     Worldwide earnings for Ford's Automotive sector were $3,286 million in first half 1998 on sales of $60.4 billion, compared with $2,739 million in first half 1997 on sales of $62.8 billion. The increase was more than explained by cost reductions.

     Earnings for the Automotive sector in North America were $2,665 million in first half 1998, up $204 million from first half 1997. The increase reflected primarily cost reductions, higher industry volume, vehicle mix improvements, and nonrecurrence of 1997 restructuring actions, offset partially by lower market share and increased marketing incentives. The North American Automotive after-tax return on sales was 6.2% in first half 1998, up 7/10 of a point from a year ago.

     The seasonally-adjusted annual selling rate for the U.S. car and truck industry was 16 million units in first half 1998, compared with 15.3 million units in first half 1997. Ford's combined U.S. car and truck market share was 24.2%, down 1.2 points compared with a year ago, reflecting primarily the discontinuation of five low-margin vehicle lines and reduced low-margin fleet business.

     Automotive sector earnings in Europe in first half 1998 were $540 million, up $278 million from first half a year ago, reflecting primarily cost reductions and improved volume and mix, offset partially by higher marketing incentives.

     The seasonally-adjusted annual selling rate for the European car and truck industry was 15.6 million units in first half 1998, up from 14.4 million units in first half 1997. Ford's combined European car and truck market share was 11% in first half 1998, down 6/10 of a point from a year ago.

     Automotive sector losses in South America were $31 million in first half 1998, compared with a loss of $22 million in first half a year ago. In first half 1998, the seasonally-adjusted annual selling rate for the Brazilian car and truck industry totaled 1.6 million units, compared with 2 million units in first half 1997. Ford's combined car and truck share in Brazil was 13.7% in first half 1998, up one point from first half 1997.

     Visteon earned $430 million on revenues of $9,103 million in first half 1998, compared with $356 million on revenues of $8,873 million in first half a year ago. The improvement in earnings reflects primarily continuing cost reductions. The after-tax return on sales was 4.7% in first half 1998, up 7/10 of a point from a year ago.

Financial Services Group

     Higher earnings at Ford Credit and Hertz in first half 1998, compared with first half 1997, reflected primarily the same factors as those described in the discussion of second quarter results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Automotive Sector

     Automotive cash and marketable securities were $22.3 billion at June 30, 1998, up $1.4 billion from December 31, 1997. Ford paid $1 billion in quarterly cash dividends on its Common Stock, Class B Stock and Preferred Stock during first half 1998, and $3.2 billion in cash dividends related to The Associates spin-off .

     Automotive capital expenditures were $3.8 billion in first half 1998, up $275 million from the same period a year ago. Capital expenditures were 6.2% of sales in first half 1998, up 7/10 of a point from first half a year ago.

     Automotive debt at June 30, 1998 totaled $8.2 billion, which was 26% of total capitalization (stockholders' equity and Automotive debt), compared with 21% of total capitalization at year-end 1997. The increase in the ratio in 1998 reflects the reduction in stockholders' equity resulting from The Associates spin-off.

     At July 1, 1998, Ford had long-term contractually committed global credit agreements under which $8.5 billion is available from various banks; 94% of such commitments are available through June 30, 2003. The entire $8.5 billion may be used, at Ford's option, by any affiliate of Ford; however, any borrowing by an affiliate will be guaranteed by Ford. Ford also has the ability to transfer on a nonguaranteed basis $8.3 billion of such credit lines in varying portions to Ford Credit and FCE Bank plc (formerly known as Ford Credit Europe plc). In addition, at July 1, 1998,

$485 million of contractually committed credit facilities were available to various Automotive affiliates outside the U.S. Approximately $74 million of these facilities were in use at July 1, 1998.

Financial Services Group

     The Associates spin-off explains primarily the declines discussed below.

     Financial Services cash and investments in securities totaled $3.3 billion at June 30, 1998, down $574 million from December 31, 1997.

     Net receivables and lease investments were $124.9 billion at June 30, 1998, down $50.6 billion from December 31, 1997.

     Total debt was $115.8 billion at June 30, 1998, down $44.3 billion from December 31, 1997.

     Outstanding commercial paper at June 30, 1998 totaled $40.9 billion at Ford Credit and $2 billion at Hertz, with an average remaining maturity of 22 days and 24 days, respectively.

     At July 1, 1998, Financial Services had a total of $27.9 billion of contractually committed support facilities (excluding the $8.3 billion available under Ford's global credit agreements). Of these facilities, $23.9 billion are contractually committed global credit agreements under which $19.1 billion and $4.8 billion are available to Ford Credit and FCE Bank, respectively, from various banks; 58% and 75%, respectively, of such facilities are available through June 30, 2003. The entire $19.1 billion may be used, at Ford Credit's option, by any subsidiary of Ford Credit, and the entire $4.8 billion may be used, at FCE Bank's option, by any subsidiary of FCE Bank. Any borrowings by such subsidiaries will be guaranteed by Ford Credit or FCE Bank, as the case may be. At July 1, 1998, $205 million of the Ford Credit global facilities were in use and $738 million of the FCE Bank global facilities were in use. Other than the global credit agreements, the remaining portion of the Financial Services support facilities at July 1, 1998 consisted of $2.1 billion of contractually committed support facilities available to Hertz in the U.S., and $1.9 billion of contractually committed support facilities available to various affiliates outside the U.S.; at July 1, 1998, approximately $967 million of these facilities were in use. Furthermore, banks provide $1.5 billion of liquidity facilities to support the asset-backed commercial paper program of a Ford Credit sponsored special purpose entity.

NEW ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," was issued by the Financial Accounting Standards Board in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. If certain conditions are met, a derivative may be designated specifically as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (a fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (a cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. Ford anticipates having each of these types of hedges, and will comply with requirements of SFAS 133 when adopted.

     This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Ford expects to adopt SFAS 133 beginning January 1, 2000. The effect of adopting SFAS 133 is not expected to be material.

     Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," was issued by the American Institute of Certified Public Accountants in April 1998. Effective for fiscal years beginning after December 15, 1998, this SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires start-up activities and organization costs to be expensed as incurred. Presently, Ford expenses start-up costs and organization costs as incurred.

YEAR 2000 DATE CONVERSION

     An issue affecting Ford and most other companies is whether computer systems and applications will recognize and process the year 2000 and beyond. Ford has a central office to coordinate the identification, evaluation and implementation of changes to systems and applications to achieve compliance with the year 2000 date conversion. Ford is in the process of assessing and implementing necessary changes for all areas of Ford's business which could be impacted; these include such areas as business computer systems, technical infrastructure, dealership systems, plant floor equipment, building infrastructure, end-user computing, affiliates, suppliers and vehicle components.

     Ford has investigated the impact of the year 2000 issue on its vehicle components and does not anticipate any effect on the operational safety or performance of its vehicles. The electronic functionality of such components generally is based on engine cycles or the time elapsed since the vehicle was started, not any particular date. While Ford will continue to investigate its vehicle components, at present it does not anticipate any significant exposure related to the year 2000 issue for its current or future products.

     Ford has established accelerated conversion centers in various regions of the world, and is using these centers, as well as external resources, to address the year 2000 issue. Ford plans to have necessary modifications made to most of its critical systems and applications by the end of 1998 and to complete testing during 1999. Ford, however, has little to no control over whether its suppliers or dealers will make the appropriate modifications to their systems and applications on a timely basis. Ford is working actively through the Automotive Industry Action Group with other manufacturers in assessing and monitoring supplier readiness. In addition, Ford will rely to a certain extent on equipment suppliers for the modifications that must be made to certain Ford manufacturing equipment.

     Based on assessments completed to date and compliance plans in process, Ford does not expect that the year 2000 issue, including the cost of making its critical systems and applications compliant, will have a material effect on its business operations, consolidated financial condition, cash flows, or results of operations. However, if appropriate modifications are not made by Ford's suppliers or dealers on a timely basis, or if Ford's actual costs or timing for the year 2000 date conversion differ materially from its present estimates, Ford's operations and financial results could be significantly adversely affected.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Ford is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. For Automotive operations, purchases and sales of finished vehicles and production parts, debt and other payables, subsidiary dividends, and investments in subsidiaries are frequently denominated in foreign currencies, thereby creating exposures to changes in exchange rates. In addition, Ford also is exposed to changes in prices of commodities used in its Automotive operations. To ensure funding over business and economic cycles and to minimize overall borrowing costs, Financial Services operations issue debt and other payables with various maturity and interest rate structures. The maturity and interest rate structures frequently differ from the invested assets. Exposures to fluctuations in interest rates are created by the difference in maturities of liabilities versus the maturities of assets.

     These financial exposures are monitored and managed by Ford as an integral part of Ford's overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effect on Ford's results. The effect of changes in exchange rates, interest rates and commodity prices on Ford's earnings generally has been small relative to other factors that also affect earnings, such as unit sales and operating margins. For more information on these financial exposures, see Note 1 (pages FS-9 and FS-10) and Note 14 (pages FS-27 and FS-28) of the Notes to Financial Statements included in the 1997 10-K Report.

     Ford's interest rate risk and its foreign currency exchange rate risk (risks related to commodity derivative positions are not material) is quantified as follows.

          Interest Rate Risk -- Interest rate swaps (including those with a currency swap component) are used by Ford, primarily in its Financial Services operations, to mitigate the effects of interest rate fluctuations on earnings by changing the characteristics of debt to match the characteristics of assets. Ford uses a model to assess the sensitivity of its earnings to changes in market interest rates. The model recalculates earnings by adjusting the rates associated with variable rate instruments on the repricing date and adjusting the rates on fixed rate instruments scheduled to mature in the subsequent twelve months, effective on their scheduled maturity date. Interest income and interest expense are then recalculated based on the revised rates. Assuming an instantaneous increase or decrease of one percentage point in interest rates applied to all financial instruments and leased assets, Ford's after-tax earnings would change by $30 million over a 12-month period.

          Foreign Currency Risk -- Ford principally uses derivative financial instruments to hedge assets, liabilities and firm commitments denominated in foreign currencies. Ford uses a value-at-risk (VAR) analysis to assess its exposure to changes in foreign currency exchange rates. The primary assumptions used in the VAR analysis are as follows:

          - A Monte Carlo simulation was used to calculate changes in the value of currency derivative instruments (forwards and options) and all significant underlying exposures. The simulation generated currency rate scenarios over an 18-month exposure horizon and a one-month holding period.

          - The VAR analysis calculates the potential risk, with a 99% confidence level, on firm commitment exposures (cash flows), including the effects of foreign currency derivatives. (Translation exposures were not included in the VAR analysis.) The model assumes currency prices are generally normally distributed and draws volatility data from the currency markets.

          - Estimates of correlations of market factors primarily are drawn from the JP Morgan RiskMetrics(TM) dataset as of December 31, 1997.

     Based on the overall Ford currency exposure at December 31, 1997, including derivative positions, currency movements are projected to affect pre-tax cash flow by less than $250 million, with a 99% confidence level.

                         INDUSTRY DATA AND MARKET SHARE

     The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

                                                               U.S. INDUSTRY RETAIL DELIVERIES
                                                                     (MILLIONS OF UNITS)
                                               ----------------------------------------------------------------
                                                 SIX MONTHS
                                                   ENDED
                                                  JUNE 30*                   YEARS ENDED DECEMBER 31
                                               --------------      --------------------------------------------
                                               1998      1997      1997      1996      1995      1994      1993
                                               ----      ----      ----      ----      ----      ----      ----
Cars.....................................      4.2       4.2       8.3       8.6       8.6       9.0       8.5
Trucks...................................      4.0       3.6       7.2       6.9       6.5       6.4       5.7

---------------
* Seasonally adjusted annual rates

     The following table shows Ford's U.S. car and truck market shares for the periods indicated:

                                                          FORD U.S. CAR AND TRUCK MARKET SHARES
                                             ----------------------------------------------------------------
                                               SIX MONTHS
                                                 ENDED
                                                JUNE 30                    YEARS ENDED DECEMBER 31
                                             --------------      --------------------------------------------
                                             1998      1997      1997      1996      1995      1994      1993
                                             ----      ----      ----      ----      ----      ----      ----
Cars...................................      19.6%     19.9%     19.5%     20.6%     20.9%     21.8%     22.3%
Trucks.................................      29.2      31.8      31.2      31.1      31.9      30.1      30.5
Combined...............................      24.2      25.4      25.0      25.2      25.6      25.2      25.5

     For additional information regarding Ford, see the 1997 10-K Report.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of "earnings" to "fixed charges" for Ford were as follows for each of the periods indicated:

  SIX MONTHS                                              YEARS ENDED DECEMBER 31
    ENDED                     ----------------------------------------------------------------------------
JUNE 30, 1998                 1997              1996              1995              1994              1993
-------------                 ----              ----              ----              ----              ----
     5.7*                    2.0                1.6               1.6               2.0               1.5

---------------
* Earnings used in calculation of this ratio include the $15,955 million gain on spin-off of The Associates. Excluding this gain, the ratio would have been 2.4.

     For purposes of the ratio, "earnings" include the income before income taxes of Ford and its majority-owned subsidiaries and trusts, whether or not consolidated, its proportionate share of any fifty-percent-owned companies, and any income received from less-than-fifty-percent-owned companies and fixed charges. "Fixed charges" consist of interest on borrowed funds, preferred stock dividend requirements of majority-owned subsidiaries and trusts, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement relating to the Debentures, Ford has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the principal amount of the Debentures set forth opposite its name below.

                                                                PRINCIPAL AMOUNT
                        UNDERWRITERS                             OF DEBENTURES
                        ------------                            ----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Lehman Brothers Inc. .......................................
                                                                 --------------
             Total..........................................     $
                                                                 ==============

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Debentures, if any are taken.

     The Underwriters have advised Ford that they propose to offer all or part of the Debentures directly to purchasers at the initial public offering price set forth on the cover page of this Prospectus Supplement, and to certain
securities dealers at such price less a concession not in excess of    % of the
principal amount of the Debentures. The Underwriters may allow, and such dealers
may reallow, to certain brokers and dealers a concession not in excess of    %
of the principal amount of the Debentures. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Debentures are offered for sale in the United States, Europe and Asia.

     Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Debentures, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Debentures, in or from any jurisdiction except under circumstances that will to the best knowledge and belief of such Underwriter result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford except as set forth in the Underwriting Agreement and the Pricing Agreement.

     Each Underwriter acknowledges that this Prospectus Supplement and accompanying Prospectus has not been registered with the Registrar of Companies in Singapore and that the Debentures are offered in Singapore pursuant to an exemption invoked under section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act"). Accordingly, each Underwriter has represented and agreed that the Debentures may not be offered or sold, nor may this Prospectus Supplement and accompanying Prospectus or any other offering document or material relating to the Debentures be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other body or person specified in section 106C of the Singapore Companies Act, or (2) to a sophisticated investor specified in section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of section 106E(2) of the Singapore Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Singapore Companies Act.

     Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Debentures in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

     Each Underwriter has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the Debentures, will not offer or sell any Debentures to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Debentures in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Debentures to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

     Purchasers of the Debentures may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

     The Debentures are a new issue of securities with no established trading market. Ford has been advised by the Underwriters that they intend to make a market in the Debentures, but they are not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures. Specifically, the Underwriters may over-allot in connection with the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Debentures in the open market to cover syndicate shorts or to stabilize the price of the Debentures. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Debentures in the offering if the syndicate repurchases previously distributed Debentures in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debentures above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

     All secondary trading in the Debentures will settle in immediately available funds. See "Description of Debentures -- Same-Day Settlement and Payment" and "-- Global Clearance and Settlement Procedures".

     It is expected that delivery of the Debentures will be made against payment
therefor on or about        , 1998, which is the fifth business day following
the date hereof (such settlement cycle being herein referred to as "T+5"). Purchasers of Debentures should note that the ability to settle secondary market trades of the Debentures effected on the date of pricing and the next succeeding business day may be affected by the T+5 settlement.

     Ford has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                              GENERAL INFORMATION

     Application has been made to list the Debentures on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of Ford and a legal notice relating to the issuance of the Debentures have been deposited prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and Ford's current Annual and Quarterly Reports, as well as all future Annual Reports and Quarterly Reports, so long as any of the Debentures are outstanding, will be made available for inspection at the main office of Banque Internationale a Luxembourg S.A. in Luxembourg. Banque Internationale a Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and Ford and the holders of the Debentures. In addition, copies of the Annual Reports and Quarterly Reports of Ford may be obtained free of charge at such office.

     Application has also been made to list the Debentures on the Singapore Stock Exchange. So long as any of the Debentures remain outstanding, copies of the Indenture, this Prospectus Supplement, the accompanying Prospectus, and the Certificate of Incorporation and By-Laws of Ford will be available for inspection at the offices of The Chase Manhattan Bank, 150 Beach Road, Gateway West, 31st Floor, Singapore 189720. In addition, copies of all documents incorporated in this document by reference and copies of all future annual reports and quarterly reports of Ford Credit may be obtained, free of charge, at the offices of The Chase Manhattan Bank in Singapore.

     Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford since June 30, 1998.

     Various legal, arbitration or administrative proceedings are pending or may be instituted in the future against Ford and its subsidiaries, some of which could result in Ford being required to make substantial expenditures. For a discussion of various legal and other proceedings affecting Ford, see the discussions of legal proceedings in the 1997 10-K Report and the 1998 10-Q Reports. Except as otherwise disclosed or contemplated in the 1997 10-K Report or the 1998 10-Q Reports, neither Ford nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Debentures and Ford is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

     Ford accepts responsibility for the information contained in this Prospectus Supplement and accompanying Prospectus.

     Resolutions relating to the issue and sale of the Debentures were adopted by the Board of Directors of Ford on March 12, 1998.

     The Debentures have been assigned Euroclear and Cedel Common Code No.
         , International Security Identification Number (ISIN)
                   and CUSIP No.              .
                            ------------------------

                               FORD MOTOR COMPANY

                                DEBT SECURITIES

     Ford Motor Company has registered with the Securities and Exchange Commission $3,000,000,000 aggregate principal amount of its Debt Securities consisting of notes and/or debentures, denominated in United States dollars or any other currency, to be offered from time to time in one or more series, on terms to be determined at or prior to the time of sale. The Prospectus Supplement accompanying this Prospectus sets forth, with respect to the particular series of Debt Securities for which this Prospectus and the Prospectus Supplement are being delivered, the specific title, the aggregate principal amount, the authorized denominations, the currencies of issue and payment, the initial public offering price, the maturity, the interest rate or rates (which may be either fixed or variable), if any, and/or method of determination thereof, the time of payment of any interest, any redemption, extension or early repayment terms, any provision for sinking fund payments, the net proceeds to Ford and other specific terms relating to such series of Debt Securities.

     Ford will sell the Debt Securities to or through underwriters, and may also sell the Debt Securities directly to other purchasers or through agents. See "Plan of Distribution". In addition, the Debt Securities may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If any agents of Ford or any underwriters are involved in the sale of any Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts are set forth in the accompanying Prospectus Supplement.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                  The date of this Prospectus is May 21, 1998.

                             AVAILABLE INFORMATION

     Ford is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). As used herein, "Ford" or the "Company" refers to Ford Motor Company and its subsidiaries unless the context otherwise requires. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison St., Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically, such as Ford. The address of the Commission's Web site is http://www.sec.gov. Such reports, proxy and information statements and other information of or concerning Ford also can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     Ford has filed with the Commission two Registration Statements (Registration Nos. 333-14297 and 333-52485) under the Securities Act with respect to the securities offered hereby (the "Registration Statements"). This Prospectus does not contain all the information set forth in the Registration Statements and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford's Annual Report on Form 10-K for the year ended December 31, 1997 ("Ford's 1997 10-K Report"), Ford's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 ("Ford's 1998 10-Q Report"), and Ford's Current Reports on Form 8-K dated January 27, 1998, February 2, 1998, March 2, 1998, March 13, 1998, April 7, 1998, April 8, 1998 and April 16, 1998 have been filed with the Commission and are incorporated in this Prospectus by reference. All documents filed by Ford pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

     Ford undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Written or telephonic requests for such documents should be directed to Ford Motor Company, The American Road, Dearborn, Michigan 48121
Attention: Shareholder Relations Department (telephone number 800-555-5259 (in the U.S. and Canada) or 313-845-8540).
                            ------------------------

     THIS PROSPECTUS CONTAINS BRIEF SUMMARIES OF CERTAIN MORE DETAILED INFORMATION CONTAINED IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE. SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THE DETAILED INFORMATION CONTAINED IN THE INCORPORATED DOCUMENTS.

                               FORD MOTOR COMPANY

     Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. Ford is the world's largest producer of trucks and the second largest producer of cars and trucks combined. Ford and its subsidiaries also engage in automotive-related businesses, such as, financing and renting vehicles and manufacturing automotive components and systems.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture, assembly and sale of cars and trucks and related parts and accessories. Substantially all of Ford's automotive products are marketed through retail dealerships, most of which are privately owned and financed.

     The primary activities of the Financial Services segment consist of financing operations, vehicle and equipment leasing and rental operations, and insurance operations. These activities are conducted primarily through the following subsidiaries: Ford Motor Credit Company and The Hertz Corporation.

     The principal executive offices of Ford are located at The American Road, Dearborn, Michigan 48121, telephone number 313-322-3000.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of "earnings" to "fixed charges" for Ford was as follows for the first three months of 1998 and each of the years 1993-1997:

 THREE MONTHS       YEARS ENDED DECEMBER 31
    ENDED       --------------------------------
MARCH 31, 1998  1997   1996   1995   1994   1993
--------------  ----   ----   ----   ----   ----
     8.0*       2.0    1.6    1.6    2.0    1.5

-------------------------
* Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of Ford's interest in Associates First Capital Corporation. Excluding this gain, the ratio would have been 2.0.

     For purposes of the ratio, "earnings" include the income before income taxes of Ford and its majority-owned subsidiaries and trusts, whether or not consolidated, its proportionate share of any fifty-percent-owned companies, and any income received from less-than-fifty-percent-owned companies and fixed charges. "Fixed charges" consist of interest on borrowed funds, preferred stock dividend requirements of majority-owned subsidiaries and trusts, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Debt Securities will be used for general corporate purposes of Ford or its affiliates. In the event the net proceeds of any series of Debt Securities are intended to be used to repay outstanding indebtedness of Ford or its affiliates, the Prospectus Supplement which accompanies this Prospectus will specify the interest rate and maturity date of such indebtedness to be repaid and, if such indebtedness was incurred within one year, such Prospectus Supplement also will describe the use of the proceeds of such indebtedness if other than short-term borrowings used for working capital.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued in one or more series under an Indenture dated as of February 15, 1992, as supplemented by a First Supplemental Indenture dated as of December 5, 1996 and as may be further supplemented from time to time (the "Indenture"), between Ford and The Bank of New York, Trustee. The term "Trustee", as used herein, shall mean The Bank of New York and, if at any time there is more than one Trustee acting under the Indenture, the term "Trustee" as used herein with respect to Indenture Securities (as defined below) of any particular series shall mean the Trustee with respect to the Indenture Securities of such series. The following statements with respect to the Debt Securities are subject to the detailed provisions of the Indenture, which is filed as an exhibit to the Registration Statements, and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Parenthetical references below are to the Indenture or the Form of Security contained therein and, whenever any particular provision of the Indenture or any term used therein is referred to, such provision or term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

     The particular terms of each series of Debt Securities, as well as any modification or addition to the general terms of the Debt Securities as herein described, which may be applicable to a particular series of Debt Securities, are described in the Prospectus Supplement relating to such series of Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to both the Prospectus Supplement relating to such series and to the description of Debt Securities set forth in this Prospectus.

GENERAL

     The Debt Securities offered hereby will be limited to $3,000,000,000 aggregate principal amount or the equivalent thereof in any currency, although the Indenture provides that additional debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by the Board of Directors of Ford. So long as a single Trustee is acting for the benefit of the holders of all the Debt Securities offered hereby and any such additional debt securities issued under the Indenture, the Debt Securities and any such additional debt securities are herein collectively referred to as the "Indenture Securities". The Indenture also provides that there may be more than one Trustee under the Indenture, each with respect to one or more different series of Indenture Securities. See also "Trustee" herein. At any time when two or more Trustees are acting, each with respect to only certain series, the term "Indenture Securities" as used herein shall mean the one or more series with respect to which each respective Trustee is acting, and the powers and trust obligations of each such Trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is acting as Trustee. The effect of the provisions contemplating that there might be more than one Trustee acting for different series of Indenture Securities is that, in that event, those Indenture Securities (whether of one or more than one series) for which each Trustee is acting would be treated as if issued under a separate indenture.

     The Prospectus Supplement which accompanies this Prospectus sets forth a description of the particular series of Debt Securities being offered thereby, including: (1) the designation or title of such Debt Securities; (2) the aggregate principal amount of such Debt Securities; (3) the percentage of their principal amount at which such Debt Securities will be offered; (4) the date or dates on which the principal of such Debt Securities will be payable; (5) the rate or rates (which may be either fixed or variable) and/or the method of determination of such rate or rates at which such Debt Securities shall bear interest, if any; (6) the date or dates from which any such interest shall accrue, or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable; (7) the terms for redemption, extension or early repayment of such Debt Securities, if any; (8) the denominations in which such Debt Securities are authorized to be issued; (9) the currencies in which such Debt Securities are issued or payable; (10) the provisions for a sinking fund, if any; (11) any additional restrictive covenants of Ford included for the benefit of the holders of such Debt Securities; (12) any additional Event of Default with respect to such Debt Securities; (13) whether such Debt Securities are issuable as a Global Security (as defined in the Indenture); (14) any provisions in modification of, in addition to or in lieu of the defeasance and covenant defeasance provisions in respect of the Debt Securities and (15) any other term or provision relating to such Debt Securities which is not inconsistent with the provisions of the Indenture.

     One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable thereto will be described in the Prospectus Supplement relating to any such series of Debt Securities.

     The Debt Securities will be unsecured obligations of Ford and will rank pari passu with all other unsecured and unsubordinated indebtedness of Ford (parent company only).

     Except as otherwise provided in the Prospectus Supplement, principal (and premium, if any) and interest, if any, will be payable at an office or agency to be maintained by Ford in New York City, except that at the option of Ford interest may be paid by check mailed to, or by wire transfer to the account of, the person entitled thereto. (Form of Security and Sections 10.01 and 10.02.)

     Except as otherwise provided in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and may be presented for registration of transfer or exchange at the corporate trust office of the Trustee. No service charge will be made for any transfer or exchange of the Debt Securities, but Ford may require payment of a sum to cover any tax or other governmental charge payable in connection therewith. (Section 3.05.)

     The Indenture contains no provisions that would afford holders of Debt Securities protection in the event of a highly leveraged transaction or a change in control of Ford.

SUBSIDIARIES

     The term "subsidiary of Ford" is defined in the Indenture as a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by Ford and/or one or more subsidiaries of Ford. The term "Manufacturing Subsidiary" is defined in the Indenture as a subsidiary of Ford which owns or leases a Principal Domestic Manufacturing Property (as defined below). (Section 1.01.)

LIMITATION ON LIENS

     If Ford or any Manufacturing Subsidiary shall incur, suffer to exist or guarantee any Debt (as defined in the Indenture) secured by a Mortgage (as defined in the Indenture) on any Principal Domestic Manufacturing Property of Ford or any Manufacturing Subsidiary or on any shares of stock of or Debt of any Manufacturing Subsidiary, Ford will secure or cause such Manufacturing Subsidiary to secure the Indenture Securities equally and ratably with (or prior to) such secured Debt, unless, after giving effect thereto, the aggregate amount of all such Debt so secured, together with all Attributable Debt (as defined below) in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties, would not exceed 5% of the Consolidated Net Tangible Automotive Assets of Ford and its consolidated subsidiaries. This restriction will not apply to Debt secured by (a) Mortgages on property of, or on any shares of stock of or Debt of, any corporation existing at the time such corporation becomes a Manufacturing Subsidiary, (b) Mortgages in favor of Ford or a Manufacturing Subsidiary, (c) Mortgages in favor of governmental bodies to secure progress or certain advance payments, (d) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and certain purchase money Mortgages, and (e) any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (a) through (d), inclusive. (Section 10.04.) "Principal Domestic Manufacturing Property" is defined in the Indenture to include principal automotive and related manufacturing or assembly plants owned or leased by Ford or a subsidiary of Ford and located within the United States. "Attributable Debt" is defined in the Indenture to mean the total net amount of rent (discounted at the rate of 9.5% per annum compounded annually) required to be paid during the remaining term of any lease. "Consolidated Net Tangible Automotive Assets" is defined in the Indenture to mean the aggregate amount of Ford's automotive assets after deducting current liabilities and certain intangibles plus Ford's equity in the net assets of its financial services subsidiaries after deducting certain intangibles. (Section 1.01.)

MERGER AND CONSOLIDATION

     The Indenture provides that no consolidation or merger of Ford with or into any other corporation shall be permitted and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation if, as a result thereof, any Principal Domestic Manufacturing Property of Ford or any Manufacturing Subsidiary or any shares of stock or Debt of any Manufacturing Subsidiary would thereupon become subject to a Mortgage, unless the Indenture Securities shall be equally and ratably secured with (or prior to) the Debt secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see "Limitation on Liens" above) without equally and ratably securing the Indenture Securities. (Section 8.03.)

LIMITATION ON SALES AND LEASEBACKS

     Neither Ford nor any Manufacturing Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property unless (a) Ford or such Manufacturing Subsidiary could create Debt secured by a mortgage pursuant to Section 10.04 (see "Limitation on Liens" above) on the Principal Domestic Manufacturing Property to be leased in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Indenture Securities, or (b) Ford, within 120 days after the sale or transfer shall have been made, applies to the retirement of its Funded Debt (as defined in the Indenture) an amount (subject to credits for certain voluntary retirements of Funded Debt of Ford) equal to the greater of (i) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or (ii) the fair market value of the Principal Domestic Manufacturing Property so leased. This restriction will not apply to any sale and leaseback transaction (a) between Ford and a Manufacturing Subsidiary or between Manufacturing Subsidiaries or (b) involving the taking back of a lease for a period of three years or less. (Section 10.05.)

EVENTS OF DEFAULT AND NOTICE THEREOF

     The Indenture defines an Event of Default with respect to any series of Indenture Securities as being any one of the following events: (a) failure to pay interest for 30 days after becoming due; (b) failure to pay principal or premium, if any, for five business days after becoming due at maturity, upon redemption or otherwise; (c) failure to make a sinking fund payment for five days after becoming due; (d) failure to perform any other covenant of Ford (other than a covenant included in the Indenture solely for the benefit of one or more series of Indenture Securities other than such series or a covenant a default in the performance of which would be covered by clause (f) below) for 90 days after notice; (e) certain events of bankruptcy, insolvency or reorganization of Ford; and (f) any other Event of Default provided with respect to Indenture Securities of such series. No Event of Default provided with respect to a particular series of Indenture Securities (except as to events described in clauses (d) and (e)) necessarily constitutes an Event of Default with respect to any other series of Indenture Securities. (Section 5.01.)

     If an Event of Default in respect of a particular series of Indenture Securities outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Indenture Securities outstanding of such series may declare the principal amount (or, if the Indenture Securities of such series are Original Issue Discount Securities (as defined in the Indenture), such portion of the principal amount as may be specified in the terms of such series) of all of the Indenture Securities of such series to be due and payable immediately. At any time after such a declaration of acceleration in respect of a particular series of Indenture Securities has been made, but before a judgment or decree for the payment of money due upon acceleration has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the Indenture Securities outstanding of such series may, under certain circumstances, waive all defaults and rescind and annul such declaration and its consequences if all Events of Default in respect of the Indenture Securities of such series, other than the non-payment of principal due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (Section 5.02.)

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default in respect of a particular series of Indenture Securities, give the holders of such series notice of all uncured defaults known to it (the term "default" to include the events specified above without grace periods); provided that, except in the case of default in the payment of the principal of, or any premium, interest or mandatory sinking fund payment, with respect to, any of the Indenture Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of such series. (Section 6.01.)

     Pursuant to the terms of the Indenture, Ford is required to furnish to the Trustee annually a brief certificate of the principal executive, financial or accounting officer of Ford as to his knowledge of Ford's compliance (determined without regard to any period of grace or requirement of notice) with all conditions and covenants under the Indenture and, if a default exists thereunder, specifying the nature of such default. (Section 10.06.)

     The Indenture provides that the holders of a majority in aggregate principal amount of all Indenture Securities of a particular series then outstanding will have the right to waive certain defaults in respect of such series and, subject to certain limitations, to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 5.12 and 5.13.) The Indenture is deemed under the Trust Indenture Act to provide that, in case an Event of Default in respect of a particular series of Indenture Securities shall occur (which shall not have been cured or waived), the Trustee will be required to exercise such of its rights and powers under the Indenture, and to use the degree of care and skill in their exercise, that a prudent man would exercise or use in the conduct of his own affairs, but otherwise need only perform such duties as are specifically set forth in the Indenture. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of such series unless they shall have offered to the Trustee reasonable security or indemnity. (Section 6.02.)

DEFEASANCE AND COVENANT DEFEASANCE

     Except as otherwise provided in the Prospectus Supplement, Ford may elect
(a) to defease a series of Indenture Securities with the effect that Ford will be discharged from any and all obligations with respect to such series of Indenture Securities (except for the obligation to issue Indenture Securities of such series in definitive registered form in exchange for a global security under certain circumstances, to register the transfer or exchange of such Indenture Securities, to replace temporary or mutilated, destroyed, lost or stolen Indenture Securities, to maintain an office or agency in respect of the Indenture Securities and to hold moneys for payment in trust) ("defeasance") and/or (b) to be released from its obligations with respect to such series of Indenture Securities under Sections 8.03, 10.04 and 10.05 of the Indenture (being the obligations described under "Merger and Consolidation", "Limitation on Liens", and "Limitation on Sales and Leasebacks", respectively) and, if provided pursuant to Section 3.01 of the Indenture, the obligations of Ford with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to Indenture Securities of such series ("covenant defeasance"), in either case upon the irrevocable deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined in the Indenture) which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, and premium, interest and mandatory sinking fund payments, if any, with respect to, such Indenture Securities, on the scheduled due dates therefor. Such a trust may only be established if, among other things, Ford has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the holders of such Indenture Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (a) above, must refer to and be based on a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the first issuance of Indenture Securities. (Article Fourteen.)

     In the event Ford effects covenant defeasance with respect to Indenture Securities of any series and the Indenture Securities of such series are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default and Notice Thereof" with respect to sections 8.03, 10.04 and 10.05 of the Indenture (which

Sections would no longer be applicable to Indenture Securities of that series) or described in clause (d) or (f) under "Events of Default and Notice Thereof" with respect to any other covenant with respect to which there has been defeasance, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Indenture Securities of such series when they become due but may not be sufficient to pay amounts due on the Indenture Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company and Ford would remain liable to make payment of such amount due at the time of acceleration.

     The Prospectus Supplement may further describe any provision in modification of, in addition to or in lieu of the provisions described under this caption "Defeasance and Covenant Defeasance".

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture, the rights and obligations of Ford and the rights of the holders of a particular series thereunder may be modified by Ford with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Indenture Securities of such series then outstanding of each series affected by such modification; but no such modification may be made which would (i) extend the fixed maturity of any Indenture Security of such series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, without the consent of the holder of each Indenture Security of such series so affected; or (ii) reduce the above-stated percentage of Indenture Securities of such series, the consent of the holders of which is required to modify or alter the Indenture, without the consent of the holders of all Indenture Securities of such series then outstanding. (Section 9.02.)

TRUSTEE

     The Trustee may resign or be removed with respect to one or more series of Indenture Securities and a successor Trustee may be appointed to act with respect to such one or more series. (Section 6.08.) In the event that there shall be two or more persons acting as Trustee with respect to different series of Indenture Securities, each such Trustee shall be a trustee of a trust or trusts under the Indenture separate and apart from the trust or trusts administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Indenture Securities for which it is acting as Trustee. (Section 6.09.)

CONCERNING THE BANK OF NEW YORK

     The Bank of New York, Trustee under the Indenture, is also the trustee under indentures covering a number of outstanding issues of notes and debentures of certain of Ford's subsidiaries, is a depositary of Ford and certain of its subsidiaries, has from time to time made loans to Ford and certain of its subsidiaries, has from time to time purchased receivables from Ford and certain of its subsidiaries, and has performed other services for such companies in the normal course of its business. The Bank of New York's principal corporate trust office is located at 101 Barclay Street, New York, New York 10286 and its telephone number is 800-524-4458.

                              PLAN OF DISTRIBUTION

     Ford may sell the Debt Securities to or through underwriters and also may sell the Debt Securities directly to one or more other purchasers or through agents.

     The Prospectus Supplement sets forth the terms of the offering of the particular series of Debt Securities to which such Prospectus Supplement relates, including (i) the name or names of any underwriters or agents with whom Ford has entered into arrangements with respect to the sale of such series of Debt Securities, (ii) the initial public offering or purchase price of such series of Debt

Securities, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from Ford and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to Ford, and (vi) the securities exchanges, if any, on which such series of Debt Securities will be listed. The Debt Securities of each series will be consecutively numbered, beginning with the number one.

     If underwriters are used in a sale of any Debt Securities, such Debt Securities will be acquired for their own account and may be resold from time to time in one or more transactions including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Debt Securities, the obligations of the underwriters to purchase such series of Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Debt Securities will be obligated to purchase all of the Debt Securities of such series allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Debt Securities may also be offered and sold by Ford directly or through agents designated by Ford from time to time. Unless otherwise indicated in the Prospectus Supplement, any such agent or agents will be acting on a best efforts basis for the period of its or their appointment. Any agent participating in the distribution of the Debt Securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the Debt Securities so offered and sold. The Debt Securities may also be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

     If so indicated in the Prospectus Supplement relating to a particular series of Debt Securities, Ford will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities of such series from Ford pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Underwriters and agents may be entitled, under agreements entered into with Ford, to indemnification by Ford against certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINIONS

     The legality of the Debt Securities will be passed on for Ford by J. M. Rintamaki, Esq., Secretary and an Assistant General Counsel of Ford or other counsel satisfactory to any underwriters or agents, and for any underwriters or agents by Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022. Mr. Rintamaki is a full-time employee of Ford and owns, and holds options to purchase, shares of Common Stock of Ford. Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries.

                                    EXPERTS

     The financial statements which are incorporated in this Prospectus by reference to Ford's 1997 10-K Report have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, to the extent indicated in their report therein, and have been so incorporated in reliance on the report of that firm given on their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information of the Company for the period ending March 31, 1998, incorporated in this Prospectus by reference to Ford's 1998 10-Q Report, Coopers & Lybrand L.L.P. have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their report, included in Ford's 1998 10-Q Report, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because such report does not constitute a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of such Act.

                              PRINCIPAL OFFICES OF
                               FORD MOTOR COMPANY
                               The American Road
                            Dearborn, Michigan 48121

                                    TRUSTEE

                              The Bank of New York
                               101 Barclay Street
                            New York, New York 10286

                    LUXEMBOURG STOCK EXCHANGE LISTING AGENT

                    Banque Internationale a Luxembourg S.A.
                                69 route d'Esch
                               L-1470 Luxembourg

                                 LEGAL ADVISERS

         To Ford Motor Company as to               Special United States Tax Counsel to
              United States Law                             Ford Motor Company
               J. M. RINTAMAKI                              SULLIVAN & CROMWELL
   Secretary and Assistant General Counsel                   125 Broad Street
             Ford Motor Company                          New York, New York 10004
              The American Road
          Dearborn, Michigan 48121

             To the Underwriters                               To the Issue
           as to United States Law                          as to Singapore Law
             SHEARMAN & STERLING                             YOONG & PARTNERS
            599 Lexington Avenue                          11 Collyer Quay #05-06
          New York, New York 10022                              The Arcade
                                                             Singapore 049317

                                  AUDITORS TO
                               FORD MOTOR COMPANY
                           PRICEWATERHOUSECOOPERS LLP
                             400 Renaissance Center
                            Detroit, Michigan 48243

================================================================================

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FORD SINCE THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, OR THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
PROSPECTUS SUPPLEMENT
Incorporation of Certain Documents By
  Reference..........................   S-3
Directors and Principal Executive
  Officers of Ford...................   S-4
Use of Proceeds......................   S-5
Capitalization.......................   S-6
Description of Debentures............   S-7
Certain United States Tax
  Documentation Requirements.........  S-12
United States Taxation of Non-United
  States Persons.....................  S-14
Information Concerning Ford..........  S-15
Selected Financial Data and Other
  Data...............................  S-16
Financial Review.....................  S-17
Industry Data and Market Share.......  S-24
Ratio of Earnings to Fixed Charges...  S-24
Underwriting.........................  S-25
General Information..................  S-27
PROSPECTUS
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
Ford Motor Company...................     3
Ratio of Earnings to Fixed Charges...     4
Use of Proceeds......................     4
Description of Debt Securities.......     4
Plan of Distribution.................     9
Legal Opinions.......................    10
Experts..............................    10

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================================================================================
                                  [FORD LOGO]

                               FORD MOTOR COMPANY

                          $

                                   % DEBENTURES
                          DUE                  , 2028

                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                          ---------------------------
                              MERRILL LYNCH & CO.

                                LEHMAN BROTHERS
                                           , 1998

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